SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-187049

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	CELL SOURCE, INC.
Former name if applicable
Address of principal executive office	65 Yigal Alon Street
City, state and zip code	Tel Aviv Israel 67433

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)      The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the quarterly report on Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the quarterly report on Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Itamar Shimrat	011 972 3 562-1755
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Change for Results of Operation

For the Six Months Ended June 30, 2014

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q due to the consolidation of its wholly-owned subsidiary, Cell Source Limited, an operating company incorporated in Israel, as a result of the Share Exchange (the “Share Exchange”) described in the registrant’s Current Report on Form 8-K filed on July 1, 2014. This consolidation is expected to result in significant period-to-period changes reflecting consolidated operations. Furthermore, it is anticipated that a significant change in the consolidated results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q, which primarily reflects the comparative results of the operating company.  The operating company does not yet generate revenues and a roughly 75% increase in the six month net loss is expected to be reported as a result of expanded research and development activities, plus incremental costs associated with  the Share Exchange and being a public company. The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the Quarterly Report to which this Form 12b-25 relates.

Cell Source, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2014		/s/ Itamar Shimrat
	By:	Itamar Shimrat
	Title:	Chief Executive Officer